EXHIBIT 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(In thousands, except ratios)	2016	2015
	(unaudited)
Earnings:
Net income	$277,937	$172,492
Add:
Provision for income taxes	152,898	95,233
Fixed charges	242,178	227,397
Less:
Capitalized interest	(30,137)	(30,499)
Earnings as adjusted (A)	$642,876	$464,623
Fixed charges:
Interest expense	$211,500	$196,436
Capitalized interest	30,137	30,499
Interest factors of rents (1)	541	462
Fixed charges as adjusted (B)	$242,178	$227,397
Ratio of earnings to fixed charges ((A) divided by (B))	2.65	2.04

(1)	Estimated to be 1/3 of rent expense.